1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com CYNTHIA BEYEA cynthia.beyea@dechert.com +1 202 261 3447 Direct

April 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Deepak Pai, Senior Counsel

Re:	Guggenheim Strategic Opportunities Fund, et al.; File No. 812-16012

Form APP WD: Request for Withdrawal of Application

Dear Mr. Pai:

Guggenheim Strategic Opportunities Fund and the other applicants (collectively, the “Applicants”) filed an application on April 1, 2026 for an order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application (File No. 812-16012) be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto. For the avoidance of doubt, the application for an order filed by the Applicants initially on November 10, 2025 (File No. 812-15938) is not the subject of this request and should not be withdrawn.

If you have any questions, please contact the undersigned at (202) 261-3447 (or by email at cynthia.beyea@dechert.com) or Benjamin Ruano at (617) 728-7176 (or by email at benjamin.ruano@dechert.com). Thank you for your attention to this matter.

Sincerely, /s/ Cynthia Beyea Cynthia Beyea

cc:	Maximillian Hencke, Division of Investment Management

Julien Bourgeois, Dechert LLP

Benjamin Ruano, Dechert LLP